Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE FISCAL COUNCIL
OF FEBRUARY 2, 2015

DATE, TIME AND PLACE:  On February 2, 2015 at 9:00 a.m. at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Metro, Room 6 in the city and state of São Paulo.

CHAIR:  Iran Siqueira Lima.

QUORUM:  The full complement of elected members.

RESOLUTION UNANIMOUSLY ADOPTED:

Following perusal of the Company’s account statements for fiscal year 2014, the Councilors decided to draft the following opinion:

“Concluded the examination of the Account Statements with respect to the fiscal year ending December 31, 2014 and verified the exactness of all the elements examined, in view of the unqualified report of PricewaterhouseCoopers Auditores Independentes, The effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A. have the opinion that these documents adequately reflect the equity situation, the financial position and the activities conducted by the Company and meet the necessary conditions to be submitted for the examination and approval of the Stockholders”

CONCLUSION: With the work of the council concluded, these minutes were duly signed having been read and approved by all. (signed) Iran Siqueira Lima – President; Alberto Sozin Furuguem and Luiz Alberto de Castro Falleiros – Councilors.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer